AMENDMENT NO. 1 TO CREDIT AGREEMENT

This Amendment No. 1 to Credit Agreement (this “Amendment”), dated as of July 28, 2015, is made by and among STRATASYS LTD., a company formed under the laws of Israel (“Holdings”), STRATASYS INTERNATIONAL LTD., a company formed under the laws of Israel (the “Borrower”), each lender party hereto (collectively, the “Lenders” and individually, a “Lender”), and BANK OF AMERICA, N.A., as Administrative Agent (the “Administrative Agent”) and Swing Line Lender.

W I T N E S S E T H:

WHEREAS, the Borrower, Holdings, the Administrative Agent and the Lenders have entered into that certain Credit Agreement dated as of November 7, 2013 (as amended, modified, supplemented, restated, or amended and restated to, but not including, the date hereof, the “Credit Agreement”; the capitalized terms used in this Amendment not otherwise defined herein shall have the respective meanings given thereto in the Credit Agreement), pursuant to which the Lenders have made a revolving credit facility available to the Borrower; and

WHEREAS, the Borrower has requested that the Administrative Agent and the Lenders agree to amend certain terms of the Credit Agreement, which the Administrative Agent and the Lenders are willing to do on the terms and conditions contained in this Amendment;

NOW, THEREFORE, in consideration of the premises and further valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Credit Agreement. Subject to the terms and conditions set forth herein, the Credit Agreement is hereby amended as follows:

(a) The definition of “Change of Control” in Section 1.01 of the Credit Agreement is hereby amended so that clause (b) of such definition reads in its entirety as follows:

“(b) during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of Holdings cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body; or”

(b) The definition of “Consolidated EBITDA” in Section 1.01 of the Credit Agreement is hereby amended so that such definition reads in its entirety as follows:

‘“Consolidated EBITDA” means, for any period, for Holdings and its Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period plus (a) the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Interest Charges for such period, (ii) the provision for Federal, state, local and foreign income taxes payable by Holdings and its Subsidiaries for such period, (iii) depreciation and amortization expense, (iv) other non-recurring expenses of Holdings and its Subsidiaries reducing such Consolidated Net Income which do not represent a cash item in such period or any future period, (v) non-cash stock-based compensation expenses for such period, (vi) any actual transaction costs or expenses paid in such period in connection with Permitted Acquisitions or Investments and any Required Disposition permitted hereunder, so long as the Borrower provides the Administrative Agent with a detailed summary of such costs and expenses within forty-five (45) days of closing such Permitted Acquisition or Investment or Required Disposition, (vii) any other extraordinary or non-recurring non-cash expenses or losses of Holdings and its Subsidiaries incurred or charged in such period, (viii) any other extraordinary or non-recurring cash expenses or losses of Holdings and its Subsidiaries incurred or charged in such period, and (ix) the MakerBot Earnout and other earnouts or other deferred payment obligations in connection with Permitted Acquisitions or Investments measured or contingent in whole or in part by events or performance occurring after such Acquisition or Investment; and minus (b) the following to the extent included in calculating such Consolidated Net Income: (i) Federal, state, local and foreign income tax credits of Holdings and its Subsidiaries for such period, (ii) all non-cash items increasing Consolidated Net Income for such period, and (iii) all extraordinary items of gain of Holdings and its Subsidiaries whether cash or non-cash items incurred or charged in such period; provided that the sum of the amounts added back pursuant to clauses (a)(vi) and (a)(viii) shall be limited in each period to an aggregate amount equal to 10% of Consolidated EBITDA for such period (calculated without giving effect to clauses (vi) and (viii)). All components of Consolidated EBITDA for any fiscal period shall include or exclude, as the case may be, without duplication, such components of Consolidated EBITDA attributable to any Subsidiary acquired or Investment consummated during such fiscal period or any business or assets that have been disposed of after the first day of such fiscal period and prior to the end of such fiscal period, determined on a pro forma basis as if such transaction had been consummated on the first day of the relevant fiscal quarter.”

(c) The definition of “Consolidated Fixed Charge Coverage Ratio” in Section 1.01 of the Credit Agreement is hereby amended so that such definition reads in its entirety as follows:

‘“Consolidated Fixed Charge Coverage Ratio” means, as of any date of determination, the ratio of (a) (i) Consolidated EBITDA for the period of the four prior fiscal quarters ending on such date, less (ii) for each four fiscal quarter period, an amount equal to total depreciation for such four fiscal quarter period to (b) (i) Consolidated Interest Charges for such period, plus (ii) any Restricted Payments paid by Holdings, the Borrower or any of their Subsidiaries in such period, plus (iii) Federal, state, local and foreign income taxes paid by Holdings or any Subsidiary in cash during such period, plus (iv) the aggregate principal amount of all regularly scheduled principal payments of Consolidated Funded Indebtedness required to be made during such period (excluding repayments of principal under this Agreement).”

(d) The definition of “Consolidated Funded Indebtedness” in Section 1.01 of the Credit Agreement is hereby amended so that such definition reads in its entirety as follows:

““Consolidated Funded Indebtedness” means, as of any date of determination, for Holdings and its Subsidiaries on a consolidated basis, the sum of (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including Obligations hereunder) and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments (excluding intercompany Indebtedness permitted under Section 7.03(h)), plus (b) all purchase money Indebtedness, plus (c) all direct, non-contingent obligations arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments, plus (d) all obligations in respect of the deferred purchase price of property or services, to the extent that such obligations are included as Indebtedness on the balance sheet of Holdings and its Subsidiaries in accordance with GAAP (other than (i) trade accounts payable in the ordinary course of business, (ii) deferred compensation, (iii) the MakerBot Earnout and (iv) any earnout payment made in connection with a Permitted Acquisition or Investment if such earnout is payable solely in common stock of Holdings or its Subsidiaries), plus (e) Attributable Indebtedness in respect of capital leases and Synthetic Lease Obligations, plus (f) without duplication, all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) through (e) above of Persons other than Holdings or any Subsidiary, plus (g) all Indebtedness of the types referred to in clauses (a) through (f) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which Holdings or a Subsidiary is a general partner or joint venturer, unless and to the extent such Indebtedness is expressly made non-recourse to Holdings or such Subsidiary, minus (h) the excess of (i) an amount (not less than zero) equal to all unrestricted cash and Cash Equivalents held by the Loan Parties in the United States over (ii) $50,000,000, minus (i) an amount (not less than zero) equal to sixty-five percent (65%) of all unrestricted cash and Cash Equivalents held by the Loan Parties in Israel, Switzerland, the United Kingdom or Luxembourg; provided, that the total amount of clauses (h) and (i) shall in no event reduce the amount of Consolidated Funded Indebtedness by more than $130,000,000.”

(e) The definition of “Eurodollar Rate” in Section 1.01 of the Credit Agreement is hereby amended so that such definition reads in its entirety as follows:

““Eurodollar Rate” means:

(a) for any Interest Period with respect to a Eurodollar Rate Loan, the rate per annum equal to the London Interbank Offered Rate (“LIBOR”) or a comparable or successor rate, which rate is approved by the Administrative Agent, as published on the applicable Bloomberg screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period;

(b) for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to LIBOR, at or about 11:00 a.m., London time, determined two Business Days prior to such date for U.S. Dollar deposits with a term of one month commencing that day; and

(c) if the Eurodollar Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement;

provided that to the extent a comparable or successor rate is approved by the Administrative Agent in its reasonable discretion in connection with any rate set forth in this definition, the approved rate shall be applied in a manner consistent with market practice; provided, further that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent.”

(f) The definition of “Federal Funds Rate” in Section 1.01 of the Credit Agreement is hereby amended so that such definition reads in its entirety as follows:

““Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Bank of America on such day on such transactions as determined by the Administrative Agent.”

(g) The following definition of “First Amendment Effective Date” is hereby added to Section 1.01 of the Credit Agreement in the appropriate alphabetical order to read as follows:

‘“First Amendment Effective Date” means, July 28, 2015.”

(h) Section 7.06 of the Credit Agreement is hereby amended in its entirety to read as follows:

“7.06 Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that:

(a) each Subsidiary may make Restricted Payments to Holdings, the Borrower, the Guarantors and any other Person that owns an Equity Interest in such Subsidiary, ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;

(b) Holdings, the Borrower and each Subsidiary may declare and make non-cash dividend payments or other non-cash distributions or payments payable solely in the common stock or other common Equity Interests of such Person;

(c) Holdings, the Borrower and each Subsidiary may purchase, redeem or otherwise acquire Equity Interests issued by it with the proceeds received from the substantially concurrent issue of new shares of its common stock or other common Equity Interests;

(d) so long as no Default shall have occurred and be continuing at the time of any action described below or would result therefrom, Holdings, the Borrower and each Subsidiary may make payments in respect of an intercompany Indebtedness permitted pursuant to Section 7.03(h);

(e) so long as no Default shall have occurred and be continuing at the time of any action described below or would result therefrom, Holdings or the Borrower may make payments under the MakerBot Earnout;

(f) so long as no Default shall have occurred and be continuing at the time of any action described below or would result therefrom, Holdings, the Borrower and each Subsidiary may make Restricted Payments (including repurchases of Equity Interests) in connection with a compensation plan provided to employees, officers, directors or other service providers;

(g) so long as no Default shall have occurred and be continuing at the time of any action described below or would result therefrom, Holdings or the Borrower may make earnout payments or other deferred payment obligations in connection with Permitted Acquisitions or Investments measured or contingent in whole or in part by events or performance occurring after such Acquisition or Investment; and

(h) so long as (x) after giving pro forma effect thereto, the Consolidated Leverage Ratio shall be less than 2.25 to 1.00 and (y) no Default shall have occurred and be continuing at the time of any action described below or would result therefrom, Holdings may make other Restricted Payments not otherwise described in this Section 7.06 to any Person that owns an Equity Interest or capital stock in Holdings; provided, however, that from the Closing Date through March 31, 2017, no Restricted Payments shall be made pursuant to this clause (h) unless at the time of making such Restricted Payment and after giving pro forma effect to the making of such Restricted Payment (i) Holdings shall be in compliance with the financial covenants contained in Section 7.11(a) and (c) below and (ii) the Loan Parties shall have unrestricted cash and Investments of not less than $300,000,000.”

(i) Section 7.11(c) of the Credit Agreement is hereby amended in its entirety to read as follows:

“(c) Consolidated EBITDA. Permit Consolidated EBITDA as of the end of any fiscal quarter of Holdings measured for the trailing four fiscal quarters to be less than the amount set forth below opposite such fiscal quarter:

Four Fiscal Quarters Ending	Minimum Consolidated EBITDA
December 31, 2014 through March 31,	$85,000,000
2015
June 30, 2015 through March 31, 2016	$60,000,000
June 30, 2016 through December 31,	$85,000,000
2016
March 31, 2017 and each fiscal quarter	$100,000,000
thereafter

2. Effectiveness; Conditions Precedent. The parties hereto agree that upon the satisfaction of each of the following conditions precedent all amendments contained herein below shall be effective:

(a) the Administrative Agent shall have received counterparts of this Amendment, duly executed by the Borrower, Holdings, the Administrative Agent and the Required Lenders, which counterparts may be delivered by telefacsimile or other electronic means (including .pdf); and

(b) (i) an amendment fee shall have been received by the Administrative Agent for each Lender executing this Amendment by 5:00 p.m. (New York time) on July 27, 2015 for the account of such Lender, paid to the Administrative Agent, equal to 0.175% (17.5 bps) multiplied by each such Lender’s Commitment as of the date hereof; (ii) an arrangement fee as has been separately agreed to with the Arranger (for its own account) shall have been paid; and (iii) all other reasonable fees and expenses incurred or payable in connection with the execution and delivery of this Amendment (including the reasonable fees and expenses of counsel to the Administrative Agent) that have been requested to be paid on or before the date hereof shall have been paid in full.

3. Representations and Warranties. In order to induce the Administrative Agent and the Lenders to enter into this Amendment, each of Holdings and the Borrower represents and warrants to the Administrative Agent and the Lenders as follows:

(a) The representations and warranties made by each of Holdings and the Borrower in Article V of the Credit Agreement and in each of the other Loan Documents to which it is a party are true and correct in all material respects on and as of the date hereof, except to the extent (i) that such representations and warranties expressly relate to an earlier date, and (ii) related to any potential Default for the failure to comply with any financial covenant set forth in Section 7.11 of the Credit Agreement specifically for the period ending June 30, 2015, which representations and warranties are true and correct in all material respects after giving effect to the amendments set forth herein;

(b) This Amendment has been duly authorized, executed and delivered by Holdings and the Borrower and constitutes a legal, valid and binding obligation of such parties, subject to applicable Debtor Relief Laws and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law; and

(c) As of the date hereof and after giving effect to the Amendment, no Default or Event of Default has occurred and is continuing.

4. Entire Agreement. This Amendment, together with all the Loan Documents (collectively, the “Relevant Documents”), sets forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and supersedes any prior negotiations and agreements among the parties relating to such subject matter. No promise, condition, representation or warranty, express or implied, not set forth in the Relevant Documents shall bind any party hereto, and no such party has relied on any such promise, condition, representation or warranty. Each of the parties hereto acknowledges that, except as otherwise expressly stated in the Relevant Documents, no representations, warranties or commitments, express or implied, have been made by any party to the other in relation to the subject matter hereof or thereof. None of the terms or conditions of this Amendment may be changed, modified, waived or canceled orally or otherwise, except in writing and in accordance with Section 10.01 of the Credit Agreement.

5. Full Force and Effect of Agreement. Except as hereby specifically amended, modified or supplemented, the Credit Agreement and all other Loan Documents are hereby confirmed and ratified in all respects and shall be and remain in full force and effect according to their respective terms.

6. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Amendment by telecopy or other electronic means (including .pdf) shall be effective as delivery of a manually executed counterpart of this Amendment.

7. Governing Law. This Amendment shall in all respects be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed and to be performed entirely within such State, and shall be further subject to the provisions of Sections 10.14 and 10.15 of the Credit Agreement.

8. Enforceability. Should any one or more of the provisions of this Amendment be determined to be illegal or unenforceable as to one or more of the parties hereto, all other provisions nevertheless shall remain effective and binding on the parties hereto.

9. References. From and after the date hereof, all references in the Credit Agreement and any of the other Loan Documents to the “Credit Agreement” shall be deemed to be references to the Credit Agreement, as amended or modified hereby.

10. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the Borrower, Holdings, the Administrative Agent and each of the Guarantors and Lenders, and their respective successors, legal representatives, and assignees to the extent such assignees are permitted assignees as provided in Section 10.06 of the Credit Agreement.

11. FATCA. For purposes of determining withholding Taxes imposed under the Foreign Account Tax Compliance Act (FATCA), from and after the effective date of the Amendment, the Borrower and the Administrative Agent shall treat (and the Lenders hereby authorize the Administrative Agent to treat) the Loans as not qualifying as a “grandfathered obligation” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i).

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be made, executed and delivered by their duly authorized officers as of the day and year first above written.

STRATASYS LTD.

By:	/s/ Erez Simha
Name:	Erez Simha
Title:	CFO & COO

By:	/s/ David Reis
Name:	David Reis
Title:	CEO

STRATASYS INTERNATIONAL LTD.

By:	/s/ Erez Simha
Name:	Erez Simha
Title:	CFO & COO

Stratasys International Ltd. Amendment No. 1
Signature Page

BANK OF AMERICA, N.A., as
Administrative Agent

By:	/s/ Ronaldo Naval
Name:	Ronaldo Naval
Title:	Vice President

Stratasys International Ltd. Amendment No. 1
Signature Page

BANK OF AMERICA, N.A., as a Lender and
Swing Line Lender

By:	/s/ A. Quinn Richardson
Name:	A. Quinn Richardson
Title:	Senior Vice President

Stratasys International Ltd. Amendment No. 1
Signature Page

CITIBANK, N.A.

By:	/s/ Brian Reed
Name:	Brian Reed
Title:	Vice President

Stratasys International Ltd. Amendment No. 1
Signature Page

HSBC BANK USA, NATIONAL
ASSOCIATION

By:
Name:
Title:

Stratasys International Ltd. Amendment No. 1
Signature Page

SILICON VALLEY BANK

By:	/s/ Rosh Wijayarathna
Name:	Rosh Wijayarathna
Title:	Director

Stratasys International Ltd. Amendment No. 1
Signature Page

JPMORGAN CHASE BANK, N.A.

By:	/s/ Bruce Borden
Name:	Bruce Borden
Title:	Executive Director

Stratasys International Ltd. Amendment No. 1
Signature Page

BANK LEUMI LE-ISRAEL B.M.

By:	/s/ Y. Warach
Name:	Y. Warach
Title:	2766
Branch Vice Manager

By:	/s/ A. Yezeller
Name:	A. Yezeller
Title:	Branch Manager
4406

Stratasys International Ltd. Amendment No. 1
Signature Page

MORGAN STANLEY SENIOR FUNDING, INC

By:	/s/ Sharon Bazbaz
Name:	Sharon Bazbaz
Title:	Vice President

Stratasys International Ltd. Amendment No. 1
Signature Page